National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044
                                 (215) 682-7114

                               September 14, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jim Lopez, Legal Branch Chief

Re: National Health Partners, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2010
    Filed March 31, 2011
    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
    Filed May 16, 2011
    File No. 000-51731

Gentlemen,

     This letter is in response to your letter to me of August 12, 2011, regarding the above referenced filings ("Comment Letter"). Our responses to the Comment Letter follow:

     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
     BUSINESS, PAGE 4

     1. ON PAGE THREE, YOU INDICATE YOUR "DEPENDENCE UPON A LIMITED NUMBER OF MARKETING AND DISTRIBUTION PARTNERS FOR SUBSTANTIALLY ALL OF OUR REVENUE." WITH A VIEW TO CLARIFYING DISCLOSURE IN FUTURE FILINGS, PLEASE ADVISE US OF THE MARKETING AND DISTRIBUTION PARTNERS UPON WHICH YOU ARE SUBSTANTIALLY DEPENDENT. ALSO, PLEASE ADVISE US WHETHER YOU HAVE ANY MATERIAL AGREEMENTS WITH YOUR MARKETING AND DISTRIBUTION PARTNERS THAT ARE REQUIRED TO BE FILED PURSUANT TO
ITEM 601(B)(10) OF REGULATION S-K. SIMILARLY, WE NOTE THE STATEMENT ON PAGE SIX THAT YOU RELY ON THE SERVICES OF "A HOSPITAL SAVINGS COMPANY." PLEASE ADVISE US WHETHER YOU HAVE ANY MATERIAL AGREEMENTS WITH THIS ENTITY THAT ARE REQUIRED TO BE FILED PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K.

Response:

     With a view to clarifying disclosure in our future filings, we have approximately 50 primary marketing partners and insurance brokers who market and distribute our programs, none of whom represent 10% or more of our revenues. We feel that disclosure of the names of these primary marketing partners and insurance brokers would impair our competitive position and enhance the competitive positions of our competitors. We do not believe that our agreements with our marketing and distribution partners are material agreements that should have been filed pursuant to Item 601 (b) (10) of Regulation S-K.

     2. SIMILARLY, WE NOTE THE STATEMENT ON PAGE SIX THAT YOU RELY ON THE SERVICES OF "A HOSPITAL SAVINGS COMPANY." PLEASE ADVISE US WHETHER YOU HAVE ANY MATERIAL AGREEMENTS WITH THIS ENTITY THAT ARE REQUIRED TO BE FILED PURSUANT TO
ITEM 601 (B) (10) OF REGULATIONS S-K.

     Response:

     Yes, we have a material agreement with this entity,  First Access, Inc. See
Exhibit 10.7 to our Form 10-K for the Fiscal year Ended December 31, 2010.

     OUR CAREXPRESS MEMBERSHIP PROGRAMS, PAGE 8
     CAREXPRESS PLUS MEMBERSHIP PROGRAMS, PAGE 9

     3. WE NOTE THAT YOUR CAREXPRESS PLUS PROGRAMS ARE MEMBERSHIP PROGRAMS COMPRISED OF YOUR CAREXPRESS HEALTH DISCOUNT PROGRAMS AND LIMITED LIABILITY INSURANCE BENEFITS UNDERWRITTEN BY U.S. FIRE INSURANCE COMPANY. PLEASE TELL US THE KEY TERMS OF YOUR AGREEMENTS WITH U.S. FIRE INSURANCE COMPANY, YOUR ACCOUNTING POLICIES FOR THE RELATED REVENUES EARNED AND COSTS INCURRED UNDER THE AGREEMENTS, AND WHERE YOU PRESENT SUCH REVENUES AND COSTS ON YOUR FINANCIAL STATEMENTS. ALSO CONFIRM TO US THAT WILL EXPAND TO DISCLOSE SUCH INFORMATION IN FUTURE FILINGS, AND PROVIDE US WITH THE TEXT OF YOUR PROPOSED DISCLOSURE TO BE INCLUDED IN FUTURE FILINGS.

Response:

     The key terms to our agreement with U.S. Fire Insurance Company are (i) we are able to offer our members an option to participate in a Silver, Gold or Platinum Plan of health benefits including accidental death & dismemberment, accident medical expense reimbursement, hospital daily benefit, ICU daily benefit, doctor visit benefit, surgical benefit, emergency room benefit, ambulance benefit and accident disability benefit. The Silver, Gold and Platinum Plans vary in pricing to our members and benefits to our members.

     The accounting policies for the related revenues earned and costs incurred under the U.S. Fire Insurance agreement are handled exactly the same as our health discount programs. See the section captioned "Revenue-Recognition on page 20 of our financial statements.

     We confirm that in future filings, we will expand this disclosure in the following manner:

     "Our CARExpress Plus memberships are made available through our agreement with American Advantage Association. The limited medical portion of the plan is underwritten by U.S. Fire Insurance Company and the plan is made available through membership in the American Advantage Association."

     EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURE, PAGE 25

     4. WE NOTE YOUR CONCLUSION THAT DISCLOSURES CONTROLS AND PROCEDURES ("DC&P") WERE EFFECTIVE AS OF DECEMBER 31, 2010 TO PROVIDE REASONABLE ASSURANCE, AND YOUR CONCLUSION THAT INTERNAL CONTROLS OVER FINANCIAL REPORTING ("ICFR") WERE NOT EFFECTIVE AS OF DECEMBER 31, 2010. PLEASE DESCRIBE TO US THE FACTS AND CIRCUMSTANCES THAT RESULTED IN YOUR CONCLUSION THAT DC&P WAS EFFECTIVE AS OF DECEMBER 31, 2010 AND MARCH 31, 2011 GIVEN THE MATERIAL WEAKNESSES IDENTIFIED AND CONCLUSION THAT ICFR WAS NOT EFFECTIVE AS OF DECEMBER 31, 2010, AND THAT THERE WERE NO CHANGES IN YOUR ICFR DURING THE FISCAL QUARTER ENDED MARCH 31, 2011.

Response:

     DC&P was effective as of December 31, 2010 and March 31, 2011 due to the disclosure controls and procedures that were in place and are currently in place at the Company. All financial information and transactions are recorded, processed and summarized within the accounting department with the constant supervision and guidance of our accounting manager. In addition, all transactions are reviewed by our vice president with the accounting manager. The accounting manager and vice president are in constant communication with our Chief Executive Officer, the principal executive officer and principal financial officer, regarding all information, decisions and the review of all daily activity at the Company. Based on the controls and procedures described above our disclosure controls and procedures were effective as of December 31, 2010 and March 31, 2011 to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     There were no changes in our ICFR during the fiscal quarter ended March 31, 2011 from December 31, 2010. Our conclusion that ICFR was not effective as of December 31, 2010 and March 31, 2011 is based on that fact that our Chief Executive Officer is our only director and is located in the state of Florida, even though the accounting manager and vice president are in constant communication with our Chief Executive Officer regarding all information, decisions and the review of all daily activity at the Company.

     5. WE NOTE YOUR CONCLUSION THAT DC&P WERE EFFECTIVE AS OF DECEMBER 31, 2010 TO PROVIDE REASONABLE ASSURANCE. PLEASE CONFIRM TO US THAT IN FUTURE FILINGS YOU WILL STATE CLEARLY, IF TRUE, THAT YOUR DC&P ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES AND THAT YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DC&P ARE EITHER EFFECTIVE OR INEFFECTIVE AT THAT REASONABLE ASSURANCE LEVEL. ALTERNATIVELY, CONFIRM TO US THAT IN FUTURE FILINGS YOU WILL REMOVE THE REFERENCE TO THE LEVEL OF ASSURANCE RELATED TO YOUR DC&P CONCLUSION. REFER TO SECTION II.F.4 OF SEC RELEASE NO. 33-8238 FOR ADDITIONAL GUIDANCE. ALSO, PROVIDE US WITH THE TEXT OF YOUR PROPOSED FUTURE DISCLOSURE.

Response:

     We confirm to you that in future filings we will state clearly, if true, that our DC&P are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer will conclude that our DC&P are either effective or ineffective at that reasonable assurance level. Alternatively, we confirm to you that in future filings we will remove the reference to the level of assurance related to our DC&P conclusion.

         The text of our proposed future disclosure is as follows:

"Evaluation of Disclosure Controls and Procedures

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet management's objectives.

     As of June 30, 2011, we carried out the evaluation of the effectiveness of our disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure."

     DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE, PAGE 28

     6. PLEASE ADVISE US THE DATE OF YOUR MOST RECENT ELECTION OF DIRECTORS. ALSO, PLEASE ADVISE US WHEN YOUR NEXT ANNUAL MEETING AND ELECTION OF DIRECTORS WILL OCCUR.

Response:

     David M. Daniels, our sole Director, was appointed to serve on our Board of Directors by our Board of Directors at a Special Meeting of the Board of Directors on February 13, 2005, and has continuously held his position as a Director since that date. The Company has not held an annual meeting for the election of Directors since Mr. Daniels' appointment to the Board of Directors on February 13, 2005. The Company plans on holding its next Annual Meeting of Shareholders in May or June 2012.

     EXECUTIVE COMPENSATION, PAGE 30

     7. PLEASE CONFIRM IN FUTURE FILINGS YOU WILL REVISE YOUR SUMMARY COMPENSATION TABLE TO MOVE SALARY ATTRIBUTED TO STOCK AND OPTION AWARDS IN THE APPROPRIATE COLUMNS AND CONFIRM THAT THE AMOUNTS ARE VALUED IN ACCORDANCE WITH ITEMS 402(N)(2)(V) AND (VI) OF REGULATION S-K. PLEASE PROVIDE US DRAFT DISCLOSURE.

Response:

     We confirm that in our future filings, we will revise our summary compensation table to move salary attributed to stock and option awards in the appropriate columns and confirm that the amounts are valued in accordance with Items 402 (n) (2) (v) and (vi) of Regulation S-K.

     Below is a draft disclosure of the summary compensation table:

                           SUMMARY COMPENSATION TABLE





 Name and
 Principal                                                   Stock        Option        All Other
 Position                   Year    Salary($)   Bonus($)    Awards($)    Awards($)    Compensation($)   Total($)
 --------                   ----    ---------   --------    ---------    ---------    ---------------   --------
David M. Daniels            2010    134,010(4)     -0-       47,190(4)       -0-           -0-           181,200
President and               2009    232,870        -0-      149,930(1)       -0-           -0-           382,800
Chief Executive Officer

Alex Soufflas               2010     39,780(5)     -0-       14,765(5)       -0-           -0-            54,545
Chief Financial Officer,    2009    172,660        -0-      146,780(2)       -0-           -0-           319,440
Executive Vice President
and Secretary

Patricia S. Bathurst        2010     78,500        -0-          -0-          -0-           -0-            78,500
Vice President--Marketing   2009     97,163        -0-          -0-       78,529(3)        -0-           175,692

----------
(1) Includes 2,364,286 shares of common stock issued to Mr. Daniels in lieu of salary earned during the year ended December 31, 2009. A more detailed description of these stock issuances is provided herein under "ITEM 10. EXECUTIVE COMPENSATION -- EMPLOYMENT CONTRACTS AND ARRANGEMENTS."

(2) Includes 1,961,143 shares of common stock issued to Mr. Soufflas in lieu of salary earned during the year ended December 31, 2009. A more detailed description of these stock issuances is provided herein under "ITEM 10. EXECUTIVE COMPENSATION -- EMPLOYMENT CONTRACTS AND ARRANGEMENTS."

(3) Includes options to purchase 1,080,643 shares of common stock issued to Ms. Bathurst in lieu of salary earned during the year ended December 31, 2009. A more detailed description of these option issuances is provided herein under "ITEM 10. EXECUTIVE COMPENSATION -- EMPLOYMENT CONTRACTS AND ARRANGEMENTS."

(4) Includes 1,180,612 shares of common stock issued to Mr. Daniels in lieu of salary earned during the year ended December 31, 2010. A more detailed description of these stock issuances is provided herein under "ITEM 10. EXECUTIVE COMPENSATION -- EMPLOYMENT CONTRACTS AND ARRANGEMENTS."

(5) Includes 382,112 shares of common stock issued to Mr. Soufflas in lieu of salary earned during the year ended December 31, 2010. A more detailed description of these stock issuances is provided herein under "ITEM 10. EXECUTIVE COMPENSATION -- EMPLOYMENT CONTRACTS AND ARRANGEMENTS."

     CERTAIN   RELATIONSHIPS   AND  RELATED  PARTY   TRANSACTIONS  AND  DIRECTOR
     INDEPENDENCE, PAGE 36

     8. IT IS UNCLEAR WHY THIS SECTION IS BLANK. PLEASE CONFIRM IN FUTURE FILINGS YOU WILL REVISE TO PROVIDE THE DISCLOSURE REQUIRED BY ITEM 404 OF REGULATION S-K. WE NOTE THE RELATED PARTY DISCLOSURE ON PAGE 24 OF YOUR FINANCIAL STATEMENTS. PLEASE PROVIDE US DRAFT DISCLOSURE. WE MAY HAVE FURTHER COMMENT.

Response:

     Please be advised that this section was left blank because the disclosures for this section were included in our related party disclosure on page 24 of our financial statements. We confirm that in our future filings, we will revise this section to include the disclosure in this section, as well as in the Notes to our financial statements.

     Below is a draft of our disclosure of this section for our future filings:

     "In June 2009, the Company issued 500,000 and 405,000 shares of common stock to David M. Daniels, its President and Chief Executive Officer, and Alex Soufflas, its Vice President and Chief Financial Officer, respectively, in full payment of deferred salary compensation that was earned by each of them during the three months ended March 31, 2009 and payable to each of them as of March 31, 2009.

     In June 2009, the Company issued a stock option to Patricia S. Bathurst to acquire 225,000 shares of common stock in full payment of deferred salary compensation that was earned by her during the three months ended March 31, 2009 and payable to her as of March 31, 2009. The option has an exercise price of $0.09 per share and was vested in full on the date of grant.

     In December 2009, the Company issued 1,864,286 and 1,556,143 shares of common stock to David M. Daniels, its President and Chief Executive Officer, and Alex Soufflas, its Vice President and Chief Financial Officer, respectively, in full payment of deferred salary compensation that was earned by each of them during the nine months ended December 31, 2009 and payable to each of them as of December 31, 2009.

     In December 2009, the Company issued a stock option to Patricia S. Bathurst to acquire 855,643 shares of common stock in full payment of deferred salary compensation that was earned by her during the nine months ended December 31, 2009 and payable to her as of December 31, 2009. The option has an exercise price of $0.07 per share and was vested in full on the date of grant.

     On March 31, 2010, the Company entered into a Securities Agreement with David M. Daniels, its Chief Executive Officer, pursuant to which it granted 1,180,612 shares of the Company's common stock, $0.001 par value per share to Mr. Daniels. The shares were issued in lieu of the payment of $17,690 of salary compensation earned by Mr. Daniels under the Employment Agreement, dated May 1, 2006, by and between the Company and Mr. Daniels, during the period commencing January 1, 2010 and ending January 31, 2010 and payable to Mr. Daniels as of January 31, 2010, and in part for the termination of the following stock options held by Mr. Daniels: (i) the stock option dated February 1, 2005 to acquire 2,500,000 shares of common stock at an exercise price of $0.40, (ii) the stock option dated December 12, 2006 to acquire 250,000 shares of common stock at an exercise price of $0.88, and (iii) the stock option dated March 25, 2008 to acquire 400,000 shares of common stock at an exercise price of $0.28.

     On March 31, 2010, the Company entered into a Securities Agreement with Alex Soufflas, its Chief Financial Officer and Executive Vice President, pursuant to which it granted 382,112 shares of common stock to Mr. Soufflas. The shares were issued in lieu of the payment of $14,765 of salary compensation earned by Mr. Soufflas under the Employment Agreement, dated February 1, 2006, by and between the Company and Mr. Soufflas, during the period commencing January 1, 2010 and ending January 31, 2010 and payable to Mr. Soufflas as of January 31, 2010.

     On March 31, 2010, the Company entered into a Securities Agreement with Patricia S. Bathurst, its Vice President - Marketing, pursuant to which it granted a stock option (the "Option") to acquire 500,000 shares of common stock to Ms. Bathurst. The Option was issued in lieu of the payment of $8,119 of salary compensation earned by Ms. Bathurst under the Employment Agreement, dated May 1, 2006, by and between the Company and Ms. Bathurst during the period commencing January 1, 2010 and ending January 31, 2010 and payable to Ms. Bathurst as of January 31, 2010, and in part for the termination of the following stock options held by Ms. Bathurst: (i) the stock option dated February 1, 2005 to acquire 2,500,000 shares of common stock at an exercise price of $0.40, (ii) the stock option dated December 12, 2006 to acquire 250,000 shares of common stock at an exercise price of $0.88, (iii) the stock option dated September 4, 2007 to acquire 400,000 shares of common stock at an exercise price of $0.50, and (iv) the stock option dated March 25, 2008 to acquire 400,000 shares of common stock at an exercise price of $0.28. The Option is for a term of 10 years, has an exercise price of $0.045 per share and vested in full on the date of grant.

     All stock options issued to David M. Daniels, Alex Soufflas and Patricia S. Bathurst were cancelled in 2010."

     SIGNATURES, PAGE 40

     9. PLEASE CONFIRM IN FUTURE FILINGS YOU WILL REVISE YOUR ANNUAL REPORT TO PROVIDE A SIGNATURE OF YOUR PRINCIPAL ACCOUNTING OFFICER OR CONTROLLER. IF YOUR PRINCIPAL ACCOUNTING OFFICER OR CONTROLLER IS ANOTHER MEMBER OF MANAGEMENT, PLEASE CLEARLY INDICATE ALL APPROPRIATE TITLES UNDER THEIR RESPECTIVE SIGNATURE.

Response:

     We confirm that in our future filings, we will revise our annual report to provide signature of our principal accounting officer or controller. We did, however, indicate that David M. Daniels was our Principal Accounting Officer in our Section 302 and 906 Certifications.

     EXHIBITS

     10. WE NOTE THAT YOUR PRINCIPAL SUPPLIERS ARE AETNA, OPTUM, OUTLOOK VISION, INTEGRATED HEALTH, THREE RIVERS AND HEALTHFI, AS DISCLOSED ON PAGE 10. WE ALSO NOTE EXHIBITS FILED WITH RESPECT TO CAREINGTON, UNITED HEALTHCARE SERVICES, FIRST ACCESS, NATIONAL BENEFIT BUILDERS, AND ADVANCEPCS. PLEASE ADVISE US WHETHER ALL MATERIAL AGREEMENTS WITH YOUR PRINCIPAL SUPPLIERS HAVE BEEN FILED PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K. IT IS UNCLEAR, FOR EXAMPLE, WHETHER EXHIBITS 10.5 THROUGH 10.9 REPRESENT PREDECESSORS, EXCEPT FOR OPTUM, TO YOUR PRINCIPAL SUPPLIERS AND IF THESE AGREEMENTS ARE STILL IN FORCE. TO THE EXTENT THERE ARE MATERIAL AGREEMENTS NOT FILED WITH YOUR ANNUAL REPORT, PLEASE CONFIRM YOU WILL FILE THEM IN THEIR ENTIRETY WITH YOUR NEXT PERIODIC REPORT.

Response:

     The confusion arises from the fact that the supplier names are not necessarily the contract name. For example, our contract with Aetna is under the name of National Benefit Builders, which is Exhibit 10.8 to our Form 10-K. Our contract with Optum is under the name of United Healthcare Services, which is
Exhibit 10.6 to our Form 10-K. Our contracts with Integrated Health, Three Rivers and HealthFi all fall under the name of First Access, which is Exhibit
10.7 to our Form 10-K. Caremark is also listed as a principal supplier and our contract with Caremark is under the name AdvancePCS, which is Exhibit 10.9 to our Form 10-K. While Careington is not a principal supplier, we still have a contract with them, so that is why it is still an exhibit. Outlook Vision is a principal supplier that deals with our various vision coverages. We should have filed the Outlook Vision as an Exhibit to our Form 10-K, but, for some reason, inadvertently omitted it from our exhibits. We propose to file the Outlook Vision agreement as an exhibit to our next scheduled filing of our Form 10-Q for the Fiscal Quarter Ended September 30, 2011.

     11. PLEASE ADVISE US WHETHER YOU HAVE ANY MATERIAL AGREEMENTS WITH U.S. FIRE INSURANCE COMPANY, WHICH APPEARS TO BE YOUR SOLE VENDOR FOR LIMITED LIABILITY INSURANCE BENEFITS OF YOUR CAREXPRESS PLUS MEMBERSHIP PROGRAM. IF YES, PLEASE CONFIRM YOU WILL FILE THEM PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K WITH YOUR NEXT PERIODIC REPORT.

Response:

     We confirm that we have a material agreement with American Advantage Association through which the U.S. Fire Insurance plans are made available as our sole vendor for limited liability insurance benefits to our CARExpress Plus membership program and we will file this agreement as an exhibit to our next scheduled filing of our Form 10-Q for the Fiscal Quarter Ended September 30, 2011.

    FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2011
    CONSOLIDATED BALANCE SHEETS, PAGE 3

     12. WE NOTE YOUR TOTAL PREPAID EXPENSES HAVE SIGNIFICANTLY INCREASED FROM $5,138 AS OF DECEMBER 31, 2010 TO $367,293 AS OF MARCH 31, 2011, AND THAT THE BALANCE AS OF MARCH 31, 2011 IS APPROXIMATELY 88% OF YOUR TOTAL ASSETS. PLEASE TELL US THE NATURE OF AND YOUR ACCOUNTING POLICY FOR PREPAID EXPENSES. ALSO TELL US WHERE YOU PRESENT THE INCREASE OF PREPAID EXPENSES IN THE STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2011 ON PAGE FIVE.

Response:

     Our prepaid expenses increased from $5,138 as of December 31, 2010, to $367,293 as of March 31, 2011. Prepaid expenses of $5,138 as of December 31, 2010, consisted of health and dental insurance.

     Prepaid expenses of $367,293 as of March 31, 2011, consisted of health and dental insurance of $4,925 for the period of April 2011, and the unamortized portion of shares of common stock issued for services of $362,368. A total of 16,800,000 shares were issued for such services and were valued in the aggregate of $411,500, of which we amortized $49,132 in the fiscal quarter ended March 31, 2011.

     The $213 reduction in prepaid health insurance was reflected in the change in current assets of the Consolidated Statements of Cash Flows. The $49,132 in amortized portion of shares of common stock issued for services was reflected in our Consolidated Statements of Cash Flows in the line item captioned "Common stock issued for services and amortization of prepaid services," which includes the $49,132 accrual for common stock issued for services and $18,481 restricted stock award for services.

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in these filings;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and
     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ David M. Daniels
   -------------------------------------
   David M. Daniels
   President and Chief Financial Officer


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